BRIAN M. BROWN

Admitted in Virginia and Michigan

(804) 343-5023

bbrown@woodsrogers.com

August 12, 2016

VIA UPS OVERNIGHT

U. S. Securities and Exchange Commission

Division of Corporation Finance

Terence O’Brien, Accounting Branch Chief

Melissa N. Rocha, Senior Assistant Chief Accountant

Tracey McKoy, Staff Accountant

RE:	TREX COMPANY, INC.

Form 10-K for the fiscal year ended December 31, 2015

Filed February 23, 2016

File Number 001-14649

Dear Mr. O’Brien, Ms. Rocha and Ms. McKoy:

On behalf of our client Trex Company, Inc. (“Trex” or “Company”), we are responding to the Staff’s comment letter, dated July 20, 2016 (the “Staff Letter”), with respect to the U.S. Securities and Exchange Commission’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed February 23, 2016 (“Form 10-K”).

Set forth below is the Company’s responses to the Staff Letter. For ease of reference, we have included the full text of the correlative Staff comment. The numbered paragraph in this letter corresponds to the number contained in the Staff Letter. The page number referred to in the following paragraph corresponds to the page number in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. – Business and Organization, page F-7

1.	You disclose that you operate in a single reportable segment. We note from page 16 and your website that you offer various products lines and subcategories. Please tell us your consideration of providing information about product sales pursuant to ASC 280-10-50-40.

RESPONSE: The Company designs, manufactures and markets wood-alternative decking products and reports revenues from sales of its products disclosed on page 16 of its Form 10-K for the year ended December 31, 2015 and on its website on an aggregated basis as it believes these products constitute a

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond,

Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Charlottesville and Danville, Virginia

Trex Response Letter to

U. S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

group of similar products pursuant to ASC 280-10-50-40. With the exception of fencing and landscape lighting, all of the products listed on page 16 are components of a deck structure (decks boards, railing, framing and other accessories) and are designed and manufactured to be purchased and used together as an integrated system to construct a complete deck. As such, the Company derives revenues from its complete set of wood-alternative decking products (Decking Products) and accessories and reports these revenues as revenues from a group of similar products. During the six months ended June 30, 2016, gross sales from its Decking Products as a percentage of total gross sales were approximately 96 percent. Any revenues from sources other than its Decking Products (e.g., fencing, product licensing, sales of excess raw materials, etc.) were considered immaterial for disaggregated reporting.

In determining that its Decking Products constituted a group of similar products, the Company considered such factors as:

•	Revenues from the sales of the Company’s Decking Products are all from the same wholesale distribution network, retail dealers, and Home Depot and Lowe’s stores, who, in turn, sell to end users.

•	Revenues and gross margins from the Decking Products are similarly impacted by trends in the strength of the remodeling sector and the execution of the Company’s market growth strategies.

•	The Company designs and markets its Decking Products to its distributor and dealer network, and their customers, to be used together to create a complete deck whose components complement each other and allow the deck to be designed using Trex brand products.

•	Substantially all Trex Decking Products are produced using similar raw materials and are manufactured primarily in the same manner using its proprietary and skill-based processes.

•	Opportunities for market share gains and growth within the composite decking industry apply equally to all of the Company’s integrated and comprehensive Decking Products.

•	The similarity of how the products are utilized by the end-user consumer.

Based on the similarity and integrated nature of its Decking Products, the Company believes it is appropriate to group the related revenues and report them on an aggregated basis, in accordance with ASC 280-10-50-40. In future filings, the Company will continue to consider and apply ASC 280-10-50-40 in reporting its revenues from external customers for each group of similar products.

Trex Response Letter to

U. S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

We appreciate your assistance in review of the Company’s periodic filing. Please contact me at (804) 343-5023, or Bradley R. McDonald, Senior Director and Controller, Trex, at (540) 542-6957, if you have any questions or require any additional information.

Very truly yours, Woods Rogers PLC

/s/ Brian M. Brown

Brian M. Brown

Cc:	Mr. James E. Cline
President and Chief Executive Officer
Trex Company, Inc.

Mr. Bryan H. Fairbanks
Vice President and Chief Financial Officer
Trex Company, Inc.

Mr. Bradley R. McDonald
Senior Director and Controller
Trex Company, Inc.

Mr. William R. Gupp
Senior Vice President, General Counsel and Secretary
Trex Company, Inc.

Trex Response Letter to

U. S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

VIA UPS OVERNIGHT

August 12, 2016

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Ms. Tracy McKoy, Staff Accountant

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Re:	Trex Company, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed February 23, 2016

Response dated August 12, 2016

File Number 001-14649

Dear Mr. O’Brien, Ms. Rocha and Ms. McKoy:

In connection with the recent review by Staff of the U.S. Securities and Exchange Commission (“SEC”) of the Trex Company, Inc. (“Trex”) Form 10-K for the fiscal year ended December 31, 2015, filed February 23, 2016, and the Trex response dated August 12, 2016 (“Response”), the undersigned hereby acknowledges on behalf of Trex that:

•	Trex is responsible for the adequacy and the accuracy of the disclosures contained in the Form 10-K for the fiscal year ended December 31, 2015, filed February 23, 2016; and the Response filed by Trex;

•	Comments of the SEC Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and

Trex Response Letter to

U. S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

•	Trex may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

It is our understanding that you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving Trex.

Thank you for your attention to the foregoing.

Sincerely,
Trex Company, Inc.

/s/ Bryan H. Fairbanks

Bryan H. Fairbanks
Vice President and Chief Financial Officer